

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

Via E-mail
Ronald Adams
Chairman
Medical Alarms Concepts Holding, Inc.
200 West Church Road, Suite B
King of Prussia, PA 19406

> Re: **Medical Alarms Concepts Holdings, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed May 2, 2013**
> **File No. 333-153290**

Dear Mr. Adams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated April 30, 2013. Please identify the specific exemption from the proxy rules you relied on to obtain written consent for these proposals, and how you complied with such exemption.

Please contact Brandon Hill, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director